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                                                                    EXHIBIT 99.4

                        [Letterhead of RP Financial, LC.]

September 5, 2002


Boards of Directors
Oswego County Savings Bank
Oswego County MHC
Oswego County Bancorp, Inc.
44 East Bridge Street
Oswego, New York 13126

                  Re:      Plan of Conversion and Reorganization
                           Oswego County MHC/Bridge Street Financial, Inc.

Members of the Boards of Directors:

         All capitalized terms not otherwise defined in this letter have the meanings given such terms in the Plan of Conversion (the "Plan") adopted by the Boards of Directors of Oswego County, MHC (the "MHC"), Oswego County Savings Bank (the "Bank") and Oswego County Bancorp, Inc. (the "Company"). The Plan provides for the conversion of the MHC into the capital stock form of organization. The MHC currently owns a majority of the common stock of the Company, a federally chartered stock holding company, which owns 100 percent of the common stock of the Bank, a federally chartered savings institution headquartered in Oswego, New York. Pursuant to the Plan, the Bank intends to convert to a national bank charter to be known as Oswego County National Bank, while the Company intends to change its name to Bridge Street Financial, Inc., and convert its charter to a bank holding company. Pursuant to the Plan, the Company will sell shares of common stock in an offering that will represent the ownership interest in the Company now owned by the MHC.

         We understand that in accordance with the Plan, subscription rights to purchase shares of common stock in the Company are to be issued to: (1) Eligible Accounts Holders; (2) Supplemental Eligible Accounts Holders; and (3) Other Members. Based solely upon our observation that the subscription rights will be available to such parties without cost, will be legally non-transferable and of short duration, and will afford such parties the right only to purchase shares of common stock at the same price as will be paid by members of the general public in the community offering, but without undertaking any independent investigation of state

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Boards of Directors
September 5, 2002                                                        Page 2.

or federal law or the position of the Internal Revenue Service with respect to this issue, we are of the belief that, as a factual matter:

         (1)   the subscription rights will have no ascertainable market value;
               and,

         (2) the price at which the subscription rights are exercisable will not be more or less than the pro forma market value of the shares upon issuance.

         Changes in the local and national economy, the legislative and regulatory environment, the stock market, interest rates, and other external forces (such as natural disasters or significant world events) may occur from time to time, often with great unpredictability and may materially impact the value of thrift stocks as a whole or the Company's value alone. Accordingly, no assurance can be given that persons who subscribe to shares of common stock in the subscription offering will thereafter be able to buy or sell such shares at the same price paid in the subscription offering.

                                    Sincerely,


                                    /s/ RP Financial, LC.
                                    ---------------------------
                                    RP FINANCIAL, LC.